Sphere 3D Closes $10.0 Million Underwritten Financing

Not for distribution in the United States or through United States wire services

Mississauga, ONTARIO – June 5, 2014 – Sphere 3D Corporation (TSXV-ANY, OTCQX: SPIHF) (“Sphere 3D” or the “Company”), developer of Glassware 2.0™ foundational thin client technology, announced today that it has closed its previously announced underwritten private placement financing for gross proceeds of $10,000,250 (the “Offering”).

As described in the Company’s press release dated May 15, 2014, the Offering consisted of an aggregate of 1,176,500 special warrants of the Company (each a “Special Warrant”) at a purchase price of $8.50 per Special Warrant. The Offering was led by Cormark Securities Inc. and the underwriting syndicate included Jacob Securities Inc. and Paradigm Capital Inc. (collectively, the “Underwriters”).

Each Special Warrant, upon exercise or deemed exercise, will convert into one unit of the Company (a “Unit”) with each Unit being comprised of one common share of the Company (a “Common Share”) and one-half of a Common Share purchase warrant of the Company (a “Warrant”). Each whole Warrant is exercisable at an exercise price of $11.50 per share for a period of two years from the closing date.

The Underwriters received a cash commission equal to 6% of the gross proceeds of the Offering. The Company has also reimbursed the Underwriters for reasonable fees and expenses incurred in connection with the Offering.

All securities issued in connection with the Offering are subject to a four-month hold period from the issuance date in accordance with the policies of the TSX Venture Exchange (the “TSXV”) and applicable Canadian securities laws. Sphere 3D intends to file a short form prospectus (the “Final Prospectus”) in each of the Provinces of British Columbia, Alberta and Ontario (collectively, the “Offering Jurisdictions”) qualifying the Units issuable upon exercise or deemed exercise of the Special Warrants by July 31, 2014, failing which the holder would be entitled to receive 1.05 Units upon exercise or deemed exercise of the Special Warrants. Any unexercised Special Warrants will be deemed to be automatically exercised on the earlier of: (i) the third business day following the day on which a final receipt is issued in the Offering Jurisdictions for the Final Prospectus qualifying the distribution of the Units; and (ii) October 6, 2014.

The offered securities pursuant to the Offering are not registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

Sphere 3D Contact:
Sphere 3D Corporation
Peter Tassiopoulos, Chief Executive Officer
Tel: (416) 749-5999
Peter.Tassiopoulos@Sphere3D.com

About Sphere 3D Corporation
Sphere 3D Corporation (TSX-V:ANY, OTCQX: SPIHF) is a Mississauga, Ontario based virtualization technology solution provider. Sphere 3D's V3 Systems division supplies the industry's first purpose built appliance for desktop virtualization. Sphere 3D's Glassware 2.0™ platform delivers virtualization of many of the most demanding applications in the marketplace today; making it easy to move applications from a physical PC or workstation to a virtual environment either on premise and/or from the cloud. Sphere 3D maintains offices in Mississauga, Ontario, Canada and in Salt Lake City, Utah, U.S. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com.

Forward-Looking Statements
This release contains forward-looking statements, including, without limitation, the filing of the Final Prospectus to qualify the Units issuable upon exercise of the Special Warrants. Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and actual results could differ materially from those anticipated. Forward looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. In the context of any forward-looking information please refer to risk factors detailed in, as well as other information contained in the company's filings with Canadian securities regulators (www.sedar.com).

Neither TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.